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CUSIP NO. 491784 10 4                       Page 1 of 6 Pages
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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                       KENWOOD BANCORP, INC.
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                         (Name of Issuer)


              COMMON STOCK, $.01 PAR VALUE PER SHARE
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                  (Title of Class of Securities)


                           491784 10 4
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                          (CUSIP Number)


                      Jeffrey D. Haas, Esq.
                      Patricia J. Wohl, Esq.
                      Cristin Zeisler, Esq.
              Elias, Matz, Tiernan & Herrick L.L.P.
                      734 15th Street, N.W.
                     Washington, D.C.  20005
                          (202) 347-0300
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      (Name, Address, Telephone Number of Person Authorized
              to Receive Notices and Communications)

                             May 1996
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                        Page 1 of 6 Pages
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CUSIP NO. 491784 10 4                           Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

    Robert P. Isler
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                          (b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

    PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS
    2(d) or 2(e) [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER

    16,508
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER
   -0-
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER

    16,508
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER

    -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,508
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%
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14. TYPE OF REPORTING PERSON
    IN
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CUSIP NO. 491784 10 4                        Page 3 of 6 Pages
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Item 1.  Security and Issuer
----------------------------

  This Statement relates to the shares of common stock, $.01 par value per share ("Common Stock"), of Kenwood Bancorp Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 7711 Montgomery Road, Cincinnati, Ohio 45236.

Item 2.  Identity and Background
--------------------------------

     (a)  The reporting person filing this Statement is Robert P. Isler.

     (b)  The business address of the person filing this Statement is:
          7711 Montgomery Road, Cincinnati, Ohio 45236.

     (c)  Robert P. Isler is President and Chairman of the Board of the
          Issuer.

     (d) During the past five years, the reporting person filing this Statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person filing this Statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f) The reporting person filing this Statement is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
  As of the date hereof, the number of shares with respect to which Robert P. Isler may be deemed to be the beneficial owner is 16,508 shares of Common Stock which were purchased in private transactions. All such shares are held by the Isler Homes, Inc. Profit Sharing Plan ("Profit Sharing Plan") as to which Mr. Isler is the sole administrator and beneficiary.

  The Profit Sharing Plan used cash and cash equivalents in the Profit Sharing Plan to purchase the shares of Common Stock.
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CUSIP NO. 491784 10 4                        Page 4 of 6 Pages
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Item 4.  Purpose of Transaction
-------------------------------

  The reporting person is presently the President and Chairman of the Board of the Issuer. The reporting person intends to continue to participate in the management and operations of the Issuer. The reporting person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

  The reporting person filing this Statement has acquired the shares of Common Stock owned by such person for investment purposes. The reporting person has no present intent to or has any plans or proposals (excluding action which may be taken or proposed by the Board of Directors of which the reporting person is a member) which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, in the future, the reporting person filing this Statement may determine to acquire additional shares of the Common Stock (or other securities of the Issuer), from time to time. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a) As of the date hereof, Robert P. Isler may be deemed to be the beneficial owner of an aggregate of 16,508 shares of Common Stock, which constitutes approximately 5.6% of the 295,133 shares of Common Stock which Robert P. Isler believes to be the total number of shares of Common Stock outstanding as of December 24, 1997, the voting record date set forth in the Issuer's Proxy Statement dated December 29, 1997, issued for use at the Annual Meeting of Stockholders held on January 29, 1998. The directly owned shares of Common Stock are held by the Isler Homes, Inc. Profit Sharing Plan as to which Mr. Isler is the sole administrator and beneficiary.
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CUSIP NO. 491784 10 4                       Page 5 of 6 Pages
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     Nothing contained herein shall be construed as an admission that
     Robert P. Isler is the beneficial owner of any shares of Common
     Stock, except as set forth herein as expressly and admittedly being beneficially owned by Robert P. Isler. Except as described herein, to the best knowledge of Robert P. Isler, there is no person who may be deemed to comprise a group with the reporting person filing this Statement.

(b) Robert P. Isler has the sole power to vote and the sole power to dispose of the 16,508 shares of Common Stock owned by such reporting person as of January 29, 1998.

(c) The reporting person filing this Statement has not effected any transactions in the Common Stock within the past 60 days.

(d) No person other than the reporting person filing this Statement has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Statement.

(e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with
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Respect to Securities of the Issuer
-----------------------------------

  Other than his participation as one of two trustees of the Issuer's Employee Stock Ownership Plan Trust, as of the date of this Statement, the reporting person filing this Statement is not a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
  None.
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CUSIP NO. 491784 10 4                       Page 6 of 6 Pages
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                          SIGNATURES




  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





  By:/s/ Robert P. Isler
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     Robert P. Isler



  Date:  January 29, 1998
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